 Exhibit 99.1

Golden Star Second Quarter 2016 Results Conference Call

TORONTO, July 5, 2016 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its second quarter 2016 financial results after market close on July 27th, 2016.  The Company will conduct a conference call and webcast to discuss these results on Thursday, July 28th at 10:00 am EDT.

The quarterly results call can be accessed by telephone or by webcast as follows:
Toll Free (North America): +1 888 390 0605
Toronto Local and International: +1 416 764 8609
Webcast: www.gsr.com

A recording of the call will be available until August 4th, 2016 by dialing:
Toll Free (North America): +1 888 390 0541
Toronto Local and International: +1 416 764 8677
Replay passcode: 462149#

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground is expected to commence production in mid-2016 with the Prestea Underground commencing production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000 – 205,000 ounces of gold with costs of $815 - $925 per ounce.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: For further information, please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 09:30e 05-JUL-16